
02030007


APR 1 2002
080

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of March 2002.
Total number of pages: 23.
The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant's name into English)

9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Unique Pubs and Voyager Pub Group sold

20 March 2002

Nomura International plc's Principal Finance Group ("PFG") announces that it has completed the sale of Unique Pub Group ("Unique") and the Voyager Pub Group ("Voyager") to a consortium made up of Cinven, Morgan Stanley's Princes Gate Investors, Enterprise Inns plc and Legal and General Ventures.

Unique, which owns 3,219 pubs, was formed in December 1998 following the purchase of Inntrepreneur and Spring Inns by PFG in September 1997. The 970 pubs that now make up Voyager were acquired in March 2001 from Six Continents PLC (formerly Bass Plc). Voyager is currently converting these pubs from a managed operation to a tenanted estate.

Guy Hands, Managing Director of PFG, said:

"This will be the last transaction which PFG will do within Nomura before the formation of Terra Firma Capital Partners at the end of March. I am delighted that the relationship will continue since Terra Firma will continue to advise on Nomura's investments and Nomura will be a cornerstone investor in our new fund.

"Unique and Voyager have both been tremendous investments for us. We had already partially realised our investment in Unique through refinancings made possible by operational changes which radically improved the reliability and quality of the company's cashflow. Voyager is being exited in just over a year, again allowing us to return all capital invested and make a return on our investment in a short space of time. As a result, we have achieved an excellent return and cash profit for our investor. We wish Unique and Voyager well under their new owners."

For further information please contact:

Name	Company	Telephone
Andrew Dowler	Financial Dynamics	020 7831 3113

Notes to editors:

This document contains statements that may constitute, and from time to time our management may make, "forward-looking statements" within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions."

Nomura Group
General Managers Meeting

NOMURA

March 22, 2002

Nomura Holdings, Inc.

Purpose

- Reaffirm Nomura Group management philosophy
- Identify business climate
- Confirm priorities and future direction

NOMURA

Nomura Group Management



Nomura Holdings
Domestic Retail
Global Wholesale
Asset Management

CEO : Junichi Ujiie

COO : Nobuyuki Koga

Head of Domestic Retail:

Takashi Yanagiya

Head of Global Wholesale: Hiroshi Toda

Head of Global Equity: Hiroshi Tanaka

Head of Global Investment Banking: Takumi Shibata

Head of Global Merchant Banking: Yoshifumi Kawabata

Head of Global Fixed Income: Yasuo Agemura

Global Head of Asset Management:

Kazutoshi Inano

NOMURA

Nomura Group Management

- Unified management of Nomura Holdings and its domestic and overseas subsidiaries
- Business strategy focuses on global coordination of product lines rather than individual legal entities
- Domestic Retail, Global Wholesale and Asset Management, Nomura's three business lines, share equal status

NOMURA

Nomura Group Management

- The Strategic Management Committee is responsible for establishing Nomura's business strategy, allocating management resources and developing unified corporate policies

- Business line heads are responsible for the execution of business

- The Strategic Management Committee monitors performance using Nomura Value Added (NVA) and other indicators

Business Climate (1)

Growing appeal of the Japanese equity market

- The United States has been showing signs of economic recovery since the New Year
- A V-shaped recovery is forecast for Japanese business in FY 2002
- Japanese companies are making progress with management reforms
- The Japanese household sector is beginning to increasingly invest in risk assets

Business Climate (2)

Accelerated Japanese corporate restructuring presents business opportunities

- A stock market recovery and return to positive economic territory will expedite corporate restructuring

- A bottoming out of stock prices will give rise to aggressive action by business executives

- Business executives will move forward with restructuring if given room to maneuver since postponing problems has ingrained the notion of only further exacerbating the situation

NOMURA

Business Climate (3)

Reshuffling of asset management portfolios

- Improvements in corporate balance sheets will present opportunities to review defined benefit pension plans and introduce defined contribution pension plans
- Asset management in Japan has undergone some significant institutional changes, including the return of assets managed by corporate plans on behalf of the national pension scheme and discontinuance of qualified pension plans
- Notable changes include expansion of OTC sales of investment trusts by banks, the emergence of ETFs, relaxation of controls on managing public funds and development of passive investment methods

NOMURA

Priorities & Future Direction (1)

Domestic Retail: Realizing a model for expanded growth

- Promotion of client-oriented business by enhancing face-to-face consulting services and combining IT services, such as online and unmanned telephone trading
- Clarification of client and product strategy and appropriate measures thereof for assuring dominant position in home market
- Continued involvement in investment education and promotional activities to broaden the scope of the securities market

NOMURA

Priorities & Future Direction (2)

Global Wholesale: Seizing business opportunities to realize Japan-focused globalization

- **Reorganizing Japanese corporate balance sheets**
- **Cross-border transactions advisory services**
- **Financial advisory services and corporate rehabilitation business**
- **Expansion of merchant banking**
- **Maintenance of high level of competitiveness in equity trading and enhancement of global fixed income network**
- **Assuring No.1 status in global wholesale business involving Japanese companies**
- **Restructuring of overseas businesses focusing on client business**

NOMURA

Priorities & Future Direction (3)

Enhancement of Asset Management

- Reinforcing in-house asset management capabilities
- Structural development to attract pension funds and public funds
- Formulation of concrete measures, such as clarification of investment philosophy and development of a system on that basis and enhancement of pension fund business

NOMURA

Conclusion

"The Nomura Group functions at the heart of the market mechanism, and both individual and corporate clients alike are demanding much of us, more so than ever in these changing times."

"The Nomura Group's ceaseless efforts will contribute to changing Japan's socioeconomic framework."

Junichi Ujiie
President & CEO

Disclaimer

This document contains statements that may constitute, and from time to time our management may make, "forward-looking statements" within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

March 26, 2002

Appointments of Nomura Group Line Heads

Tokyo, March 26—Nomura Holdings, Inc. announced that the following appointments of Nomura Group line heads will take effect from April 1.

1. Business Line Heads

[1] Securities Businesses

Domestic Retail	Takashi Yanagiya Executive Managing Director Nomura Securities Co., Ltd.
Global Wholesale	Hiroshi Toda Executive Managing Director Nomura Securities Co., Ltd.
· Global Equity	Hiroshi Tanaka Director Nomura Securities Co., Ltd.
· Global Investment Banking	Takumi Shibata Managing Director Nomura Securities Co., Ltd.
· Global Merchant Banking	Yoshifumi Kawabata Managing Director Nomura Securities Co., Ltd.
· Global Fixed Income	Yasuo Agemura Director Nomura Securities Co., Ltd.

2 Asset Management Businesses

Asset Management	Kazutoshi Inano President Nomura Asset Management Co., Ltd.

2. Business Support Line Heads

Global Risk Management/Treasury/Controller/IR/Operation/Technology	Kenichi Watanabe Director Nomura Holdings, Inc.
Global Corporate Communications	Masanori Itatani Director Nomura Holdings, Inc.
Global Research	Kenichi Fukuhara Director Nomura Securities Co., Ltd.

For further information, please contact:

Toshiyasu Iiyama/ Ryugo Matsuo/ Tsukasa Noda

Corporate Communications Dept., Nomura Group Headquarters

Tel:+81-3-3278-0591

March 26, 2002

Termination of Joint Venture
(Nomura-IBJ Investment Services Co., Ltd)

Tokyo, March 26 — Today, Nomura Holdings, Inc. (NHI) and The Industrial Bank of Japan, Limited (IBJ) announced plans to terminate their joint venture Nomura-IBJ Investment Services Co., Ltd. ((NIIS) Head office: Chiyoda-ku, Tokyo. President: Kimio Horiguchi).

NIIS was established in December 1998 for the purpose of providing consulting services in relation to the defined contribution pension plan (Japanese version of the 401(k) plan) and provided support services for retirement benefits and liabilities analysis as well as the design and launch of the defined contribution pension plan system. Owing to a subsequent change in business climate, a decision was made to dissolve the joint venture in a constructive manner and transfer certain NIIS functions to Nomura Group and Mizuho Financial Group respectively.

In terminating the joint venture, IBJ will transfer its entire equity holding in NIIS to NHI and Mizuho Financial Group will acquire part of NIIS's business operations. As of April 1, NIIS will change its name to Nomura Human Capital Solutions Co., Ltd. Kenichi Fukuhara (Director, Nomura Securities Co., Ltd.) will be appointed president.

Contact: Toshiyasu Iiyama/ Ryugo Matsuo/ Tsukasa Noda
Corporate Communications Dept., Nomura Group Headquarters
Tel: 81-3-3278-0591

March 26, 2002

Capital Infusion into Asian Operation

Tokyo, March 26 – Today, Nomura Holdings, Inc. (NHI) announced plans to make an equity capital infusion of JPY 13.5 billion into its Asian holding company, Nomura Asia Holding N.V.

The purpose behind this capital infusion is to enhance Nomura's management infrastructure in Asia through its subsidiaries in Hong Kong and Singapore in the course of reorganizing its Asian operation as part of its global business.

Nomura Asia Holding N.V. will make equity capital infusions of JPY 9 billion and JPY 4.5 billion into Nomura International (Hong Kong) Limited and Nomura Singapore Limited respectively.

For further information, please contact:

Toshiyasu Iiyama/ Ryugo Matsuo/ Tsukasa Noda
Corporate Communications Dept., Nomura Group Headquarters
Tel: 81-3-3278-0591

March 26, 2002

Result of Tender Offer by Nomura Principal Finance Co., Ltd.

Nomura Principal Finance Co., Ltd. (NPF), a wholly owned subsidiary of Nomura Holdings, Inc. (NHI), announced that the company, through its wholly owned subsidiary, NPF Partners Co., Ltd. (NPFP), has completed its acquisition of the controlling shares of UHT Corporation (JASDAQ 6148) in the course of structuring its planned management buyout (MBO). The agreed tender offer period for UHT's shares commenced on February 20, 2002 and expired on March 25, 2002.

The total number of shares tendered was 4,412,000 shares, or 93.7% of UHT's voting shares.

I. Terms and Conditions of Tender Offer

1.	Target company:	UHT Corporation
2.	Class of shares:	Common stock
3.	Tender offer period:	From February 20, 2002 through March 25, 2002
4.	Offered price:	JPN 1,300 per share

II. Result of Tender Offer

1.	Total number of shares to be purchased:	3,296,300 shares
2.	Total number of shares over-purchased:	Unlimited
3.	Total number of shares tendered:	4,412,000 shares
4.	Total number of shares purchased:	4,412,000 shares

As stated in the public notice of the tender offer in the Nihon Keizai Shimbun and the Chunichi Shimbun and the Tender Offer Registration Statement filed with Kanto Local Financial Bureau on February 20, 2002, NPFP will purchase all tendered shares since they exceed the total number of shares to be purchased (3,296,300 shares).

III. Number of Shares held by NPFP

Before tender offer:	0 shares,	0 %
After tender offer :	4,412,000 shares,	93.7%

IV. Funds Required for Purchase

Purchase amounts: JPN 6,000 million

NPF (located in Tokyo) was established in July 2000 as a vehicle for principal investment business (investment using its own capital) and is a wholly owned subsidiary of Nomura Holdings, Inc.

UHT (located in Aichi-gun, Aichi) is a manufacturer of pneumatic grinders and ceramic sheet piercing mills for industry machinery. UHT intends to expand its business into the growing Asian markets and widen its customer base through technology. Its sales for FY 2000 totaled ¥4.4 billion.

For further information, please contact:

Toshiyasu Iiyama/ Ryugo Matsuo/ Tsukasa Noda
Corporate Communications Dept., Nomura Group Headquarters
Tel: 81-3-3278-0591

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 28, 2002

By: 

Nobuyuki Koga
Executive Vice President, Chief Operating Officer and Representative Director